SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2

(Amendment No. 7)

Fisher Communications, Inc.
(Name of Issuer)
Common Stock, $1.25 par value
(Title of Class of Securities)
337756-20-9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

CUSIP No.	337756-20-9	13G	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS DONALD G. GRAHAM, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		372,260

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,240

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		169,418

WITH	8	SHARED DISPOSITIVE POWER

		7,240

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	379,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a) Name of Person Filing:
Item 2(b) Address of Principal Business Office or, if none, Residence:
Item 2(c) Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e) CUSIP Number.
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE

SCHEDULE 13G
Item 1(a). Name of Issuer:
     This Schedule 13G relates to Fisher Communications, Inc., a Washington corporation (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive offices are located at 100 Fourth Ave. N., Suite 510, Seattle, Washington 98109.
Item 2(a) Name of Person Filing:
     This Schedule 13G is being filed by Donald G. Graham, Jr.
Item 2(b) Address of Principal Business Office or, if none, Residence:
     The business address of the reporting person is 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1129.
Item 2(c) Citizenship:
     The reporting person is a U.S. citizen.
Item 2(d). Title of Class of Securities:
     This Schedule 13G relates to the Company’s common stock, $1.25 par value (the “Common Stock”).
Item 2(e) CUSIP Number.
     The CUSIP Number for the Company’s Common Stock is 337756-20-9.
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13-d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
     Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned: 379,500*

(b)	Percent of class: 4.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 372,260

(ii)	Shared power to vote or to direct the vote: 7,240

(iii)	Sole power to dispose or to direct the disposition of: 169,418

(iv)	Shared power to dispose or to direct the disposition of: 7,240

*	Mr. Donald G. Graham, Jr. owns 90,178 shares, which includes 38,768 shares that he received on November 28, 2008 as a pro rata distribution in connection with the liquidation of O.D. Fisher Investment Company, in which he held a minority interest. In addition, he has sole voting and investment power as to 7,648 shares held by the ODFIC Liquidating Trust. Additionally, Mr. Graham has sole voting and investment power as to a total of 71,592 shares held by two trusts under the will of his deceased wife, Felecia A. Graham, of which he is the trustee. He has sole voting power as to a total of 202,842 shares held by a trust under the will of Nellie Hughes Fisher and a trust under the will of O.D. Fisher. He shares voting and investment power as to 7,240 shares held by a trust under the will of Juantia Fisher Graham, of which he is co-trustee. Mr. Graham no longer beneficially owns the shares that were previously reported to have been owned by the O.D. Fisher Investment Company.

Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2009	/s/ Donald G. Graham, Jr.
Signature

Donald G. Graham, Jr.
Name/Title